Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31, 2005	For the twelve months ended December 31,
		2004	2003	2002	2001	2000
	(Dollars in thousands)
Income before income taxes	$121,687	$415,850	$344,716	$209,934	$183,080	$113,990
Fixed charges	14,194	49,246	40,972	44,349	52,010	52,843

Total earnings	$135,881	$465,096	$385,688	$254,283	$235,090	$166,833

Interest charged to expense	$8,523	$23,172	$17,367	$17,252	$25,302	$28,615
One-third of rent expense	5,671	26,074	23,605	27,097	26,708	24,228

Total fixed charges	$14,194	$49,246	$40,972	$44,349	$52,010	$52,843

Ratio of earnings to fixed charges (1)(2)	9.6x	9.4x	9.4x	5.7x	4.5x	3.2x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.